Exhibit 4.67
Amendment to the
Exclusive Ragnarok Online Software License Agreement
     This Amendment to the Exclusive Ragnarok Online Software License Agreement (the “Amendment”) is made and entered into this 1st day of September, 2008 by and among:
Gravity Co., Ltd, a corporation duly incorporated and validly existing under the laws of the Republic of Korea (“Korea”) and having its principal place of business at 15F, Nuritkum Square Business Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea (“Gravity”); and

Shengqu Information Technology (Shanghai) Co., Ltd., a corporation duly incorporated and validly existing under the laws of the People’s Republic of China (the “PRC”) and having its principal place of business at No.1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203,the PRC (“Shanda”); and

Shanghai Pudong Imp&Exp Co., Ltd., a corporation duly incorporated and validly existing under the laws of the PRC and having its principal place of business at 86 Maoxing Road, Pudong New Area, Shanghai 200127, the PRC (the “Import Agent”).

Gravity and Shanda shall be referred to individually as a “Party” and collective as the “Parties”.
RECITALS
     WHEREAS, Gravity, Shanda and the Import Agent entered into an online software license agreement with respect to the online game Ragnarok Online or “R.O.” on July 5, 2005 (the “Original Game License Agreement”);
     WHEREAS, the Parties wish to amend the terms and conditions of the Original Game License Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the Parties hereto agree as follows (capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original Game License Agreement):
1.	Definitions. Article 1 “Gross Revenue” shall be deleted in its entirety and replaced with the clause set forth below
“Gross Revenue” shall mean all recognized revenues based upon the face value of prepaid card and any other revenues recognized by Shanda in accordance with generally accepted accounting principals in the United States of America that is generated from the sale and distribution of the Shanda Version in the Territory, including but not limited to the sale of prepaid cards with access codes that are used to transfer game points to an End User’s Shanda game account from which such game points are deducted as the End User accesses the Shanda Version and/or from which such game points are deducted when the End User purchases value-added items that can be used when accessing the Shanda Version, provided, however, that Gross Revenue shall not include (i) revenue generated from online advertisements placed on Shanda’s websites or on the websites that host the Shanda Version, nor (ii) revenue retained by distributors in the form of a discount from the face value of prepaid cards, which is fixed to 14% of the face value of the prepaid cards, or any fees paid by Shanda to third parties for distribution and payment collection services relating to the Shanda Version.
2.	Shanda Version Software Support. Article 4.2 (b) (iii) (A) shall be deleted in its entirety and replaced with the clause set forth below
(A) Gravity shall provide to Shanda software updates, enhancements, patches, improvements or upgrades to the Game or Translation Assets (excluding Sequels) (“Game Updates”), and Shanda shall have the rights conferred under Article 2 and obligations under this Agreement, including those set forth in Article 4, as to such Game Updates without any further action on the part of the Parties hereto. Gravity shall provide to Shanda any Game Updates provided to other operators (including Gravity itself) of the Game outside of the Territory. Shanda shall be responsible for translating all the Game Updates into simplified Chinese at its sole costs and expenses. In addition, Gravity shall provide Game Updates upon reasonable request of Shanda and in any event at least once during every six (6) month period following the Initial Launch. Shanda shall not, however, be obligated to implement any Game Updates of which Shanda does not approve. All Game Updates shall be deemed to be part of the Shanda Version.

3.	Article 5.1 shall be deleted in its entirety and replaced with the clause set forth below
5.1	Marketing. Shanda shall market, promote and encourage interest in the Shanda Version and the Online Services within the Territory. Shanda shall spend a minimum of One Hundred Thousand United States Dollars(US$ 100,000) for each year in out-of-pocket cash expenditures in support of, and to promote in good faith, the Shanda Version and the Online Services for each twelve-month period during the Term. Shanda has the right to manufacture, copy and distribute the Gravity Marketing Collateral. In furtherance of the foregoing, Shanda has the right to develop collateral materials and assets to be used in connection with the commercial release and distribution of the Shanda Version and the Online Services in the Territory (the “Shanda Marketing Collateral”). The Shanda Marketing Collateral shall be deemed to Shanda Properties.
4.	Term. Article 10.1 shall be deleted in its entirety and replaced with the clause set forth below
This Agreement shall commence on the Effective Date of this Agreement and shall remain in effect to 1st day of September, 2010 unless sooner terminated in accordance herewith. No later than three (3) months prior to the expiration of this Agreement, Gravity shall give Shanda the right of negotiation for a period of thirty (30) days for re-execution of this Agreement for an additional term of one (1) year for the Shanda Version. If no agreement in writing is made between the Parties for renewal or re-execution of this Agreement during such period, this Agreement shall expire without any further extension or renewal.
5.	Phase-Out Period. Article 10.2 shall be deleted in its entirety and replaced with the clause set forth below
Provided that this Agreement is not earlier terminated pursuant to Article 10.3, there shall be a phase out period of three (3) months following the expiration of the Term (the “Phase-Out Period”), during which time Shanda shall wind-down the distribution and operation of the Shanda Version. If this Agreement is terminated pursuant to Article 10.3, the terminating Party shall determine whether there shall be a Phase-Out Period and the length of such Phase-Out Period, provided that such period shall not exceed three (3) months. During the Phase-Out Period, Shanda shall (i) continue to make the Shanda Version available to End Users, (ii) continue to pay Royalty Fees pursuant to Article 6.2, and (iii) terminate its marketing and sales activities relating to the Shanda Version (excluding permit end users to transfer game points to their Shanda account to access the Shanda Version or to purchase virtual items for use in connection with accessing the Shanda Version). In addition, Shanda shall transfer the Gravity Game Database, the Shanda Game Database to a third party designated by Gravity during the Phase-Out Period.
6.	Billing Server Audit. A new Article 6.8, the text of which is set forth below, shall be inserted immediately following Article 6.7 of the Original Software Licensing Agreement:
Commencing on the Effective Date, Shanda shall let Gravity check once per every six (6) month the Shanda’s billing server informations , which includes the date and time of each transaction, the game identification number, multi-server number, prop identification number, amount/point actually used by user (collectively, the “Revenue-related Information”), and any other information necessary to verify the Gross Revenue in the Monthly Statements. Such check shall be conducted under the control of Shanda. In all respects, Gravity and Gravity’s representatives who are bound to retain the confidentiality shall maintain the confidentiality of the Revenue-related Information obtained from Shanda and shall not use any such Revenue-related Information for any purposes other than to ascertain and verify the account and billing information. Gravity acknowledges that such Revenue-related Information shall not contain any private and personal information of the End Users or business information related to the distributors or telecommunication companies.
7.	Participation in the RWC. Shanda shall participate in the Ragnarok Online Game Champion of the World (the “RWC”) and Global Marketing Forum whenever RWC and Global Marketing Forum are held by Gravity and the third parties designated by Gravity.
8.	Other Terms in Effect. Except as amended by this Amendment, all provisions of the Original Game License Agreement shall remain in full force and effect.
9.	Disputes and Governing Law. This Amendment shall be governed and construed by in accordance with the laws of Singapore. All disputes arising under this Amendment shall be submitted to final and binding arbitration. The arbitration shall be held in Singapore in accordance with the Rules of Arbitration of the Singapore Mediation Centre.
10.	Counterparts. This Amendment shall be executed in three (3) counterparts, all of which shall be considered one and the same agreement and shall become effective when each and all counterparts have been signed by each of the Parties and one counterpart has been delivered to respective Parties.
11.	Headings. Captions and Article headings used herein are for convenience only, are not part of this Amendment and shall not be used when construing the meaning of this Amendment.
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IN WITNESS WHEREOF, the Parties have executed this Amendment Agreement through their duly authorized representatives on the date first set forth above.

GRAVITY CO., LTD.
By:
Name:	Yoon Seok, Kang
Title:	Chairman & CEO

SHENGQU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.
By:
Name:	Chen Tianqiao
Title:	C.E.O.

SHANGHAI PUDONG IMP. & EXP. CO., LTD.
By:
Name:	Gu Xiao Ming
Title:	General Manager

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